Exhibit 99.2

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
(Incorporated in the Cayman Islands with limited liability)
(NYSE Ticker: OCFT)

NOTICE OF ANNUAL GENERAL MEETING
to Be Held on December 10, 2020
(or any adjourned meeting thereof)

NOTICE IS HEREBY GIVEN that an Annual General Meeting (“AGM”) of OneConnect Financial Technology Co., Ltd. (the “Company”) will be held at 55F, Ping An Financial Center, No. 5033 Yitian Road, Futian District, Shenzhen, Guangdong, People’s Republic of China on December 10, 2020 at 10:00 a.m., local time, and at any adjourned meeting thereof. No proposal will be submitted to shareholders for approval at the AGM. Instead, the AGM will serve as an open forum for shareholders to discuss the Company’s affairs with management.

The Board of Directors of the Company has fixed the close of business on November 20, 2020 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the AGM or any adjourned meeting thereof.

Holders of record of the Company’s ordinary shares as of the Record Date are cordially invited to attend the AGM in person.

The notice of the annual general meeting is available on the Company’s website at http://ir.ocft.com. The Company filed its annual report on Form 20-F for the fiscal year ended December 31, 2019, with the U.S. Securities and Exchange Commission (the “SEC”) on April 28, 2020, U.S. Eastern Time. The annual report can be accessed on the SEC’s website at www.sec.gov. The Company will also provide a hard copy of its annual report containing its audited consolidated financial statements, free of charge, to its shareholders and American Depositary Share holders upon request.

By Order of the Board of Directors,

/s/ Wangchun Ye
Wangchun Ye

Chairman of the board of directors and chief executive officer

Shenzhen, November 6, 2020